

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 24, 2018

<u>Via Email</u>
Ms. Liu Jia
Chief Financial Officer
Recon Technology, Ltd.
Room 1902, Building C, King Long International Mansion
No. 9 Fulin Road, Beijing 100107
Peoples Republic of China

      **Re: Recon Technology, Ltd.
            Form 20-F for the Fiscal Year ended June 30, 2017
            Response dated May 9, 2018
            File No. 001-34409**

Dear Ms. Jia:

We have reviewed your May 9, 2018 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our April 25, 2018 letter.

<u>Form 20-F for the Fiscal Year ended June 30, 2017</u>

<u>Note 7. Purchase Advances, Net, page F-14</u>

1.   We note your response to prior comment one, concerning your accounting for and disclosures about purchase advances. Based on your response, it remains unclear why you do not believe FASB ASC 605-35-25-39 and 41 are applicable, as you previously indicated that purchase advances were incurred with the objective of securing contracts to complete three customer-specific projects, and considering this guidance covers costs incurred in anticipation of contracts, in advance of obtaining those contracts.

If the purchase advances referenced in your prior response were not intended to result in obtaining contracts, provide further details about the arrangements and explain how the facts and circumstances are not characteristic of the work that would be performed in the arrangements outlined in FASB ASC 605-35-15-2 and 3, and are instead encompassed in the arrangements outlined in FASB ASC 605-35-15-6, if this is your view. Otherwise, comply with the specific disclosure requirements referenced in our prior comment; and disclose your method of accounting for contracts and pre-contract costs.

2. We believe that you will need to more clearly disclose the nature of and reasons for significant purchase advances, including a description of any related and expected future revenue generating activity, the timeframe in which such activity is planned, and any uncertainties regarding the prospect for recovering the amounts. You should also expand your Critical Accounting Policies and Estimates disclosure to address the key assumptions underlying your accounting for material arrangements and the reasonably likely material effects of resolving any uncertainties on your financial statements. If you prefer to limit compliance to future filings, please submit the revisions that you propose and explain your rationale and view as to the materiality of current arrangements.

You may contact Joseph Klinko, Staff Accountant, at (202) 551-3824, John Cannarella, Staff Accountant, at (202) 551-3337 or me at (202) 551-3686 with any questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources